T.RowePrice
INVEST WITH CONFIDENCE

Our clients are at the center of everything we do. When they succeed, we succeed. Our approach continues to stand the test of time.

We help investors reach their financial goals.

2006 Annual Report

A CONTINUOUS VISION

With our founding in 1937, Thomas Rowe Price, Jr., sought to establish a firm with a reputation for the highest character and soundest investment philosophy. Profitable operations," he wrote in 1951, "are essential if the firm is to survive and grow, but profits must follow a job well done, and result from the good will of the investing public."

To help our clients achieve their goals, we've endeavored to build a premier investment management firm with clear principles to guide us. While T. Rowe Price's client base continues to grow and diversify, our core offering remains the same.


INVESTMENT MANAGEMENT EXCELLENCE
CLIENT
WORLD-CLASS SERVICE
HERITAGE OF INTEGRITY

" We see the role of investment manager as that of a fiduciary. As a result, the interests of our existing clients come before the pursuit of growth."

Brian C. Rogers CHAIRMAN OF THE BOARD AND CHIEF INVESTMENT OFFICER

The short-term factors that affect our business success—the twists and turns of the market—are beyond our control. We seek to create long-term value. That means consistently bringing our processes, talent, and culture together for the benefit of our clients.

LONG-TERM THINKING IN PRACTICE: *Retirement Fund Allocation Adjustment*

The T. Rowe Price Retirement Funds are designed to provide a simple, long-term solution for individual and retirement plan investors. While geared toward specific time horizons, the funds continue to adjust their allocations even beyond their target dates.



100%
80
60
40
20
0
SHORT-TERM FIXED INCOME
BONDS
STOCKS
40+ 35 30 25 20 15 10 5 0 5 10 15 20 25 30 35 40+
Years to Retirement
Years Past Retirement

A WINNING FORMULA

Focusing on three key objectives—each and every year—helps us create long-term value for our clients.



ATTRACT, DEVELOP, AND RETAIN TALENTED ASSOCIATES



INTEGRATE TALENT, CULTURE, AND PROCESS TO HELP OUR CLIENTS REACH THEIR FINANCIAL GOALS

MAINTAIN A COLLABORATIVE ENVIRONMENT THAT ALSO REWARDS INDIVIDUAL ACHIEVEMENT





INFORMATION TECHNOLOGY
United States



INSTITUTIONAL DIRECT, MARKETING
Europe



INVESTMENT ANALYST
Latin America



FIXED INCOME TRADING
United States



LEGAL COUNSEL
United States



INDIVIDUAL DIRECT, CLIENT SERVICE
United States



INSTITUTIONAL DIRECT, CLIENT SERVICE
Australia



INVESTMENT ANALYST
United States

STRENGTH IN NUMBERS

To be an industry leader, T. Rowe Price relies upon the diverse talents and perspectives of 4,600+ associates. In fact, our associates are the engine of our firm, providing the ideas, energy, and commitment that keep us, and our clients, moving forward.



DEFINED CONTRIBUTION, CLIENT SERVICE
United States



EQUITY RESEARCH
United States



INSTITUTIONAL DIRECT, CONSULTANT RELATIONS
Europe



INFORMATION TECHNOLOGY
United States



THIRD PARTY, SALES
United States



FIXED INCOME RESEARCH
United States



PORTFOLIO MANAGER
Asia



CORPORATE FINANCE
United States

EXPANDING OUR REACH


STOCKHOLM
COPENHAGEN
LONDON
AMSTERDAM
LUXEMBOURG
COLORADO SPRINGS
OWINGS MILLS
BALTIMORE
SAN FRANCISCO
TAMPA
TOKYO
HONG KONG
SINGAPORE
BUENOS AIRES
SYDNEY

OTHER U.S. LOCATIONS

Garden City, NY
Long Beach, CA
McLean, VA
Northbrook, IL
Oak Brook, IL
Short Hills, NJ
Walnut Creek, CA
Washington, DC
Wellesley, MA
Woodland Hills, CA

We are dedicated to global expansion that is both deliberate and thoughtful. With investment professionals in six countries and offices in 11 countries, our reach continues to grow—without exceeding our grasp.

We serve clients on a global scale. But we pursue growth strategically as a means to attract, develop, and retain the most talented people in our industry. For our clients, there's compelling value in our deliberately constructed, collaborative culture.

"We seek out people who are ethically strong. We favor associates who are individually driven, but team players, associates who are intellectually curious and honest and who are willing to share ideas for the benefit of our clients."

James A.C. Kennedy CHIEF EXECUTIVE OFFICER AND PRESIDENT

Defining our goal—client success—is simple. Achieving it is difficult. Consistently delivering above-average returns with below-average risk demands a disciplined investment approach with long-term orientation.

T. ROWE PRICE FUND PERFORMANCE *(five years ended December 31, 2006)*

	TOTAL FUNDS	NUMBER OUTPERFORMING LIPPER AVERAGE	PERCENTAGE OUTPERFORMING LIPPER AVERAGE
U.S. Equity	37	25	68%
International Equity	13	11	85%
TOTAL EQUITY	50	36	72%
Money Market (Taxable and Tax-Free)	8	8	100%
Taxable U.S. Income	9	8	89%
International Income	3	3	100%
Tax-Free U.S. Income	12	10	83%
TOTAL FIXED INCOME	32	29	91%
Asset Allocation	7	5	71%
Index Funds	5	5	100%
TOTAL FUNDS	94	75	80%

Data sources: T. Rowe Price, Lipper Inc. Note: Blended asset funds are included with U.S. equity. Excludes funds in insurance products. Results over the 1-, 3-, and 10-year periods vary.


CONDUCT PROPRIETARY RESEARCH
PAY CAREFUL ATTENTION TO RISK
CLIENT
ADHERE TO INVESTMENT STYLE
CULTIVATE A SEASONED INVESTMENT TEAM

INVESTMENT MANAGEMENT EXCELLENCE

Whether managing separate accounts for institutions or mutual funds for individual and retirement plan investors, T. Rowe Price follows time-tested and disciplined approaches—allowing us to carefully navigate unpredictable markets.



TRAVERSING THE GLOBE

According to William J. Stromberg, Director of Equities and *Global Equity Research*, "Our research efforts are global. Our analysts work closely together on a worldwide basis, meeting with one another and visiting companies together." In fact, more than a hundred T. Rowe Price analysts conducted over 4,000 face-to-face meetings on six continents last year, seeking investment opportunities, meeting with managers, and observing conditions on the ground firsthand.

DEEP EXPERIENCE PROVIDES PERSPECTIVE

T. Rowe Price portfolio managers have among the longest average tenures in our industry: 13 years with T. Rowe Price and 18 years in our industry. Our investment professionals often begin as analysts and benefit from a proactive mentoring program.

Our approach is grounded in fundamental research. T. Rowe Price portfolio managers are supported by one of the industry's largest, most respected independent research departments, with analysts based around the world.

A REPUTATION FOR CONSISTENT EXCELLENCE IN RESEARCH

Between 2001 and 2006, T. Rowe Price analysts were selected 16 times for *Institutional Investor* magazine's annual "Best of the Buy Side" list—the second highest total among institutional asset managers.

Institutional Investor *selects its winning "Best of the Buy Side" analysts each year by asking the Wall Street sell-side analysts who receive All-America Research Team votes to designate outstanding buy-side analysts at money management firms. These data have been compiled based on the responses of approximately: 475 sell-side analysts from 74 firms in 2001, 600 sell-side analysts from 87 firms in 2002, 440 sell-side analysts from 78 firms in 2003, 480 sell-side analysts from 90 firms in 2004, 550 sell-side analysts from 85 firms in 2005, and 470 sell-side analysts from 80 firms in 2006.*

"Our corporate culture has always put the clients' interests first. That point of view remains the bedrock of our business strategy today, even as we serve growing numbers of investors around the world."

Edward C. Bernard VICE CHAIRMAN; AND PRESIDENT, T. ROWE PRICE INVESTMENT SERVICES

How do we support our investment strategies and our clients who use them? By constantly striving for world-class service—and continuously measuring our progress.

WORLD-CLASS SERVICE: EVIDENCE OF OUR COMMITMENT

OUR FULL-SERVICE RETIREMENT PLAN CLIENTS SCORED THEIR SATISFACTION WITH T. ROWE PRICE 17 POINTS HIGHER THAN THE INDUSTRY AVERAGE— WITH 89% OF THEM SAYING THEY ARE "VERY SATISFIED."

SOURCE: Boston Research Group's DCP 2006. 1,629 401(k) providers participated in the survey. 113 T. Rowe Price clients responded representing 19% of our clients.

OUR FINANCIAL INTERMEDIARY CLIENTS HAVE COME TO RELY ON US FOR VALUE-ADDED, CONSULTATIVE SERVICE. 86% OF THE SURVEY RESPONDENTS RATED THEIR SATISFACTION WITH A 6 OR A 7 (BASED ON A 7-POINT SCALE).

SOURCE: T. Rowe Price: 2006 Third Party Distribution Survey. In 2006, 962 surveys were distributed to client representatives and we received a 31% response rate.

EARNING OUR INSTITUTIONAL CLIENTS' CONFIDENCE IS A PRIORITY. IN THE U.S. AND EUROPE, SURVEY RESPONDENTS RATED T. ROWE PRICE IN THE TOP QUINTILE IN TERMS OF "CREDIBILITY WITH INVESTMENT COMMITTEES."

SOURCE: 2005 Greenwich Research Survey. 1,050 total sponsors participated. 110 respondents evaluated T. Rowe Price as a manager across the various asset classes.

SERVING DIVERSE CUSTOMERS

T. ROWE PRICE

CHANNEL	*INDIVIDUAL DIRECT*	DEFINED CONTRIBUTION	THIRD PARTY	INSTITUTIONAL DIRECT
CLIENT	Individual Investor	Employer and Participant	Distributor and Salesperson	Institutional Investor
	U.S. DISTRIBUTION		GLOBAL DISTRIBUTION	

We offer our clients access to our investment strategies through a variety of channels. We provide them with the information and analysis they need to make intelligent decisions. And we support their decisions with sophisticated communications and state-of-the-art technology.

TECHNICAL INNOVATION TO ENHANCE THE CLIENT EXPERIENCE
Our Participant Service Center telephone representatives use Web co-browsing technology, which allows them to help plan participants explore the tools and services available on the *my*RetirementPlan Web site while speaking with them on the telephone.



POSITIONED FOR THE FUTURE: AN EXPERIENCED MANAGEMENT COMMITTEE



Our management committee members have an average of 23 years' tenure with T. Rowe Price. Pictured from left: William J. Stromberg (19 years), Brian C. Rogers (24 years), Edward C. Bernard (18 years), David J.L. Warren (24 years), James A.C. Kennedy (28 years), and Mary J. Miller (23 years).



For 70 years, stability and consistency have been T. Rowe Price hallmarks. Because of our enduring commitment to our core values, clients trust us with their assets and to help them reach their financial goals.

ASSETS UNDER MANAGEMENT AT YEAR-END *(billions)*



$350
$300
$250
$200
$150
$100
$50
$334.7
1985
1989
1993
1996
1999
2002
2006

A CONTINUOUS VISION

Our recently retired chairman and president, George A. Roche, joined the firm in 1968, working extensively with Thomas Rowe Price, Jr. Mr. Roche, in turn, was a mentor to our new chief executive officer and president, James A.C. Kennedy. "I am extremely confident that the firm will move forward from a position of strength," Mr. Roche says. "T. Rowe Price's reputation for integrity and excellence will be sustained and enhanced in the years ahead."

For the annual Race for the Cure®, T. Rowe Price fielded corporate teams from our Baltimore, Owings Mills, and Colorado Springs locations. Through registrations and pledges, the teams raised money for the Susan G. Komen Foundation, which seeks to eradicate breast cancer as a life-threatening disease.





Our people are at their best when helping other people—not only our clients, but people in our communities. This past year, nearly 2,000 associates contributed more than 17,000 hours to firm-sponsored community causes.

Associates at a number of locations dedicate time to housing-related community causes. For example, Baltimore-area associates have helped Habitat for Humanity build six homes in six years. Meanwhile, associates in Tampa volunteered for Paint Your Heart Out Tampa, a program that brings individuals and organizations together to paint the homes of low-income, elderly citizens.











For six consecutive years, T. Rowe Price and its associates have contributed over $1 million to the United Way. Associates also contribute through volunteer efforts that have resulted in thousands of service hours to deserving community agencies.

Associates give more than their time. In 2006, they contributed generously to nonprofit organizations, and $1.3 million of their gifts were matched, dollar for dollar, by the T. Rowe Price Associates Foundation.

The T. Rowe Price Associates Foundation, Inc., supports U.S.-based nonprofit organizations in the cities where the majority of our associates live and work. In 2006, total Foundation giving exceeded $4.2 million and benefited more than 800 organizations, including those involved in the arts, civic and community interests, education and youth development, and human services. The Foundation is funded by contributions from T. Rowe Price.


T.Rowe Price

Dear Stockholder:

We are pleased to report excellent results for T. Rowe Price Group in 2006, driven by steady growth and continued healthy cash flows from across our businesses. With a tailwind from strong second-half investment markets, the firm achieved record assets under management, revenues, earnings, and stockholders' equity. In December, the Board of Directors increased the quarterly dividend on our common stock by 21%. The Board has raised the dividend each year since the company became publicly owned in 1986. The company also split its common shares two-for-one in June 2006, and data in this report have been adjusted to reflect this split.

Our competitive position and reputation within the industry remained solid, reflecting the performance of the investment portfolios that we manage, the services we offer to our clients, and the hard work of our associates. Our investment portfolios continued to generate outstanding results relative to our peers: 80% of T. Rowe Price funds surpassed their Lipper average for the five-year period ended December 31, 2006, and at least 70% outperformed their average for the 1-, 3-, and 10-year periods. In addition, 66% of our rated funds and share classes (accounting for 77% of stock and bond fund assets) ended the year with an overall rating of four or five stars from Morningstar, compared with 32.5% for the industry as a whole. *Institutional Investor* magazine once again recognized our research capabilities, which are the foundation of our investment management success. Independent surveys also show that client satisfaction with our services and communications remains exceptional.

FINANCIAL HIGHLIGHTS

T. Rowe Price achieved record net income and diluted earnings per share in 2006. Net income was nearly $530 million (up from $431 million in 2005) and diluted earnings per share were $1.90 (up from $1.58). Investment advisory revenues rose 22%, or $273 million, in 2006 versus 2005 on increased assets under management due to market appreciation and positive cash inflows.

These results reflect the new accounting rules for stock-based compensation expense that we adopted this year. For 2006, we recognized $59.2 million of noncash stock option-based compensation expense using the fair value method. The company's financial statements for prior years have not been restated, however. Had we done so, our year-over-year comparisons would have been even better. If we had applied the same methodology to recognize stock option-based compensation in 2005, compensation expense in 2005 would have increased $59.8 million and pro forma diluted earnings per share for 2005 would have decreased from the reported $1.58 to $1.43. On a comparable basis, then, our 2006 diluted earnings per share would have increased 33%.

The firm passed the $300 billion milestone in assets under management in 2006. The $334.7 billion of assets under management as of December 31, 2006, included $206.5 billion in the T. Rowe Price mutual funds distributed in the United States and $128.2 billion in other managed investment portfolios consisting of

FINANCIAL HIGHLIGHTS

(IN MILLIONS)	2005	2006
Net Revenues	$ 1,512.2	$ 1,815.0
Net Income	$ 431.0	$ 529.6
Net Cash Flow from Operations	$ 539.5	$ 593.2
Stockholders' Equity	$ 2,036.1	$ 2,426.9

	2005	2006
Basic Earnings per Share	$1.65	$2.01
Diluted Earnings per Share	$1.58	$1.90
Dividends per Share	$ .485	$ .59

institutional separate accounts, sub-advised funds, sponsored mutual funds that are offered to non-U.S. investors, and variable annuity portfolios.

Our operating expenses rose $170.9 million, or 20%, from 2005, to $1,028.1 million. Compensation and related expenditures such as employee benefits is the company's largest operating expense and these costs increased $136.0 million or 26% from 2005. The largest portion of the increase is attributable to the $59.2 million non-cash expense recognized for stock option-based compensation. T. Rowe Price employed 4,605 associates at the end of 2006. *For further financial details, please consult Management's Discussion and Analysis starting on page 22 of this report.*

MARKET ENVIRONMENT AND ASSET FLOWS

As always, investment returns played a significant role in the firm's short-term success, and the financial markets provided a solid backdrop for our portfolios in 2006. Despite a sharp decline from mid-May through mid-July, U.S. stocks rose strongly for the year, the market's fourth consecutive year of gains since the end of the 2000-2002 bear market. Returns for the S&P 500 Index were considerably higher than in 2005, with the broad market benchmark rising 15.8% (including dividends). Non-U.S. stocks significantly outperformed their U.S. counterparts, with the MSCI EAFE Index, which tracks the performance of major non-U.S. markets, rising 26.9% (including gross dividends) in U.S. dollar terms.

U.S. bonds also produced solid returns in 2006. The Lehman Brothers U.S. Aggregate Index, which measures the performance of domestic investment-grade taxable bonds, returned 4.3%. High-yield corporate bonds outperformed investment-grade issues, as investors seeking higher returns showed a willingness to take on risk. Non-U.S. bonds fared better than their U.S. counterparts, thanks in part to U.S. currency weakness.

Given our broad array of equity and fixed-income investment offerings, T. Rowe Price was well positioned to benefit from the healthy global markets. We also were pleased with the healthy pace of net cash inflows across our multiple distribution channels into our separate and sub-advised accounts and mutual funds. Net cash inflows reached $27.8 billion for the year, with $12.9 billion added to the mutual funds and $14.9 billion to our other managed investment portfolios. The $65.2 billion increase in assets under management also included net market appreciation and income of $37.4 billion.

INVESTING FOR THE FUTURE

Over the past few years, we have pursued a number of initiatives to strengthen our competitive position and prepare for the changing market and investment environments. Major initiatives in 2006 included continued expansion in Europe and new inroads in institutional markets in Asia and the Middle East. We continued to enhance our capabilities in support of financial intermediaries. We also expanded our successful



George A. Roche

target-date Retirement Funds series to include two new offerings. Advisory Planning Services implemented significant enhancements that streamlined service offerings and targeted these services to help clients who are saving for retirement, approaching retirement, or already retired, as well as those just seeking a thorough evaluation of their overall investment portfolio.

We have continued to build our global investment and client-service capabilities, including broadening our efforts to identify, hire, and retain top investment management talent. It is vitally important to the long-term success of the company that we attract and keep dedicated and talented associates. We also have renewed our efforts to ensure that our internal environment is inclusive and creative as well as disciplined. We strongly believe that we make better decisions for our clients and fund shareholders when we consider all viewpoints and focus on doing what's right for the long term.

The firm continued to make significant investments in our facilities in order to maintain our ability to provide world-class service to our clients. Major initiatives begun or completed in 2006 included expansion of our technology center in Owings Mills, Maryland, as well as our offices in Baltimore, Colorado Springs, and London. We also began preparations for possible expansion at our Owings Mills campus. In addition, we opened new Investor Center offices in Northbrook, Illinois, and Garden City, New York.

These initiatives are only a part of our overall strategy for success, which builds on our principled heritage, investment management excellence, and world-class service. We hope you will spend some time reading about the firm in the special section of this annual report, beginning on page 1.

MANAGEMENT TRANSITION

In March, George Roche announced his intention to retire as chairman and president of T. Rowe Price at the end of 2006. George started with the firm as an analyst in 1968 working with company founder Thomas Rowe Price, Jr. He managed natural resources accounts and was portfolio manager of the New Era Fund from 1979 through 1997. George joined our Board of Directors in 1980. He was chief financial officer from 1984 through 1997 and became chairman and president in 1997. Under his leadership, the firm's assets under management more than tripled and T. Rowe Price's position as a premier investment management organization with a reputation for integrity and excellence was strengthened.

Our sincere thanks and best wishes go out to George for his years of leadership, guidance, and friendship. We also want to thank our Board of Directors, who have carefully guided the company through this period of transition.

George's retirement completed the planned management succession. On December 14, 2006, the Board of Directors elected James A.C. Kennedy chief executive officer and president of the firm, Brian C. Rogers chairman of the board, and Edward C. Bernard vice chairman, effective on January 1, 2007.



Brian C. Rogers and
James A.C. Kennedy

In addition, William J. Stromberg, our director of Equities, has joined Mary J. Miller, director of Fixed Income, and David J.L. Warren, president of T. Rowe Price International, on the Management Committee along with Jim, Brian, and Ed.

SUMMARY AND OUTLOOK

We think 2007 will offer a generally favorable environment for global stocks and bonds. Equity valuations seem reasonable relative to interest rate and expected inflation levels. We are encouraged by good earnings and dividend growth, strong cash flow and balance sheet improvement, a fair amount of merger and acquisition activity, and a generally supportive economic backdrop. However, given that profit margins have been at record highs, some slowdown in the rate of corporate earnings growth is likely. As a result, investors should expect more conservative returns in the near term than the stock market's historical average of about 10% annually. Bonds are also likely to offer moderate returns. We appear to be either at or close to the end of this cycle of rising rates in the U.S., so we expect a stable rate environment where investors may earn a coupon-level return. Our experience is that it always makes sense to have modest market expectations, which affords the possibility of being pleasantly surprised.

No matter how the markets play out in 2007, we are confident in the ability of our associates to help our clients achieve their investment objectives—and you, our stockholders, to achieve yours. We are excited by the opportunities presented by the financial markets in the years ahead, yet respectful of the risks and uncertainties that constantly confront investors.

We intend to build the value of your investment over time by *helping our clients* succeed in reaching their goals. Our strong capital position allows us the flexibility to take advantage of new growth opportunities while always being prepared to weather the turbulence that occasionally makes the road to success a bit bumpy. We want to be sensitive to return potential and risk, both in terms of how we run the company and in how we manage our clients' investments.

In closing, we'd like to thank you for your confidence in T. Rowe Price. We'd also like to thank and recognize our associates for their outstanding efforts and exceptional performance in 2006. It is an honor to be counted among them.

Sincerely,

Brian C. Rogers
Chairman

James A.C. Kennedy
CEO and President

February 7, 2007

Selected Consolidated Financial Data

(in millions, except per-share data)

	2002	2003	2004	2005	2006
Net revenues	$ 924	$ 996	$ 1,277	$ 1,512	$ 1,815
Net operating income	$ 321	$ 365	$ 525	$ 655	$ 787
Net income	$ 194	$ 227	$ 337	$ 431	$ 530
Net cash provided by operating activities	$ 269	$ 297	$ 374	$ 540	$ 593
Basic earnings per share	$ .79	$ .92	$ 1.32	$ 1.65	$ 2.01
Diluted earnings per share	$ .76	$ .88	$ 1.26	$ 1.58	$ 1.90
Cash dividends declared per share	$ .325	$ .35	$ .40	$ .485	$ .59
Weighted average shares outstanding	245.8	246.8	254.8	260.5	263.8
Weighted average shares outstanding - assuming dilution	255.4	256.6	268.2	273.2	278.7
Balance sheet data at December 31:					
Total assets	$ 1,370	$ 1,547	$ 1,929	$ 2,311	$ 2,765
Debt	$ 56	—	—	—	—
Stockholders' equity	$ 1,134	$ 1,329	$ 1,697	$ 2,036	$ 2,427
Assets under management at December 31 (in billions)	$ 140.6	$ 190.0	$ 235.2	$ 269.5	$ 334.7

Amounts for the years 2002-2005 have been adjusted to reflect the two-for-one split of our common stock in June 2006.

Common Stock Performance

Our common stock trades on The NASDAQ Stock Market LLC under the symbol TROW. This chart compares the total cumulative return on our common stock to that of the indexes for the NASDAQ Financial Stocks and the S&P 500. For purposes of this presentation, we assume that $100 was invested in our common stock and each of the indexes on December 31, 2001, and that all subsequent dividends have been reinvested. We have calculated this information based on data provided by The NASDAQ Stock Market to its listed companies and data obtained from Standard & Poor's Web site (standardandpoors.com).



$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
TROW
NASDAQ Financials
S&P 500
$274
$191
$135

The following chart presents our common stock prices as ranges for each quarter over the past two years. Closing prices are indicated. All amounts have been adjusted to reflect our two-for-one stock split in June 2006.



$50
$45
$40
$35
$30
$25
$29.69
$31.30
$32.65
$36.015
$39.105
$37.81
$47.85
$43.77

Dividends declared per share	2005 Q1	2005 Q2	2005 Q3	2005 Q4	2006 Q1	2006 Q2	2006 Q3	2006 Q4
	$ .115	$ .115	$ .115	$ .14	$ .14	$ .14	$ .14	$ .17

Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL.

Our revenues and net income are derived primarily from investment advisory services provided to individual and institutional investors in our sponsored mutual funds and other managed investment portfolios. Investment advisory clients outside the United States account for 7% of our assets under management at December 31, 2006.

We manage a broad range of U.S. and international stock, bond, and money market mutual funds and other investment portfolios which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

An unsettled environment surrounded the equity markets in the United States during the first seven months of 2006. The positive sentiment evoked by early January indications from the Federal Reserve that its series of tightening moves was slowing and nearing an end was soon tempered, as the Fed again raised its target short-term rate .25% at the end of January. It then added three more successive increases of .25% so that the target short-term rate was 5.25% at June 30. By the end of July, the equity markets were all posting year-to-date losses. The trend reversed in early August when the Federal Reserve discontinued its series of interest rate increases. Taken together with declines in energy costs and increasing optimism about the U.S. economy, a stock market rally ensued, continuing through the fourth quarter and into early 2007. The Dow Jones Industrial Average was the biggest gainer in 2006, as it passed its January 2000 pre-market crash record in October, and closed the year up 16.3%. Other key indexes also posted strong results for 2006 as the S&P 500 gained 13.6% and the NASDAQ was up 9.5%.

The overall positive market environment in the United States was also present around the world in 2006, with the Latin America region posting the strongest equity market performance. On a broader basis, the MSCI EAFE (Europe, Australasia and Far East) Index rose 23.5% during the year.

The yield for 10-year U.S. Treasuries was 4.7% at December 31, 2006, up from nearly 4.4% at the start of the year, but down from the high of more than 5.2% in June. The yield curve was inverted at year-end 2006 with the six-month and two-year maturities yielding 38 and 11 basis points more, respectively, than the 10-year Treasuries. The Federal Reserve target short-term rate of 5.25% has remained unchanged since June 2006.

In this financial environment, total assets under our management ended 2006 at a record $334.7 billion, up 24% or $65.2 billion during the year. Our strong relative investment performance and brand awareness contributed significantly to investors entrusting a net of $27.8 billion to our management in 2006. Net inflows include $.8 billion from the merger of two fund groups into the T. Rowe Price funds and the acquisition of $.1 billion of separate account assets. Higher market valuations and income added $37.4 billion to our assets under management in 2006.

Assets under management at December 31, 2006, include $267.0 billion in equity and blended asset investment portfolios and $67.7 billion in fixed income investment portfolios. The underlying investment portfolios consist of $206.5 billion in the T. Rowe Price mutual funds distributed in the United States and $128.2 billion in other investment portfolios that we manage, including separately managed accounts, sub-advised funds, and other sponsored investment funds offered to investors outside the U.S. and through variable annuity life insurance plans.

We expect to increase our expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts may involve significant costs that generally precede the recognition of any future revenues that we may realize from increases to our assets under management.

RESULTS OF OPERATIONS.

We split our common stock two-for-one in June 2006 and have accordingly restated our per-share results for 2004 and 2005 in the following discussion.

2006 versus 2005. Investment advisory revenues were up 22% to $1.5 billion as a result of a $52.6 billion increase in average assets under our management to $299.7 billion. Net revenues increased 20% or $.3 billion to $1.8 billion. Net operating income increased 20% to $787 million from $655 million. Net income increased 23% to nearly $530 million from $431 million in 2005. Diluted earnings per share increased 20% from $1.58 to $1.90.

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, and recognized $59.2 million of non-cash stock option-based compensation expense in 2006 using the fair value based method. Had we applied the fair value method in 2005, we would have recognized $59.8 million of additional stock option-based compensation expense. Our comparable pro forma diluted earnings for 2005 would then have been $1.43 per share and our 2006 diluted earnings per share of $1.90 would be 33% higher than 2005. See our Summary of Significant Accounting Policies accompanying our financial statements on page 33 of this report for more information.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased 21%, or $.2 billion, to nearly $1.1 billion. Average mutual fund assets were $187.6 billion in 2006, 20% higher than the 2005 average of $156.2 billion. Mutual fund assets ended 2006 at $206.5 billion, 10% above the 2006 average. Net inflows to the mutual funds were $12.9 billion during 2006, including $6.6 billion that originated in our target-date Retirement Funds and $.8 billion from the merger of two fund groups into the Price funds. Our U.S. stock and blended asset funds had net inflows of $6.3 billion, while our international stock funds added $2.8 billion, and our bond and money market funds added $3.8 billion. The Growth Stock Fund added $4.2 billion of net investments this year while the Value Fund added more than $1.9 billion. Higher market valuations and income increased fund assets by $23.4 billion in 2006.

Investment advisory revenues earned on the other investment portfolios that we manage increased $80 million to $415 million. Average assets in these portfolios were $112.1 billion in 2006, up 23% or $21.2 billion from the 2005 average. Year-end assets totaled $128.2 billion, an increase of 14% from the 2006 average and up $28.9 billion from the start of the year. Net inflows from U.S. and international investors were $14.9 billion and market gains and income added $14.0 billion.

Administrative fees and other income increased $29 million to $305 million. The change in these revenues includes $5.2 million from 12b-1 distribution fees received on greater assets under management in the Advisor and R classes of our sponsored mutual fund shares. The balance of the increase is primarily attributable to our servicing activities, including shareholder accounts and transaction volume in our transfer agent and defined contribution plan recordkeeping services for the mutual funds and their investors. The change in administrative fees is generally offset by similar changes in related operating expenses that we incur to distribute the Advisor and R classes of mutual fund shares through third party financial intermediaries and to provide the noted services to the funds and their investors.

Operating expenses were $1.0 billion in 2006, up $171 million from 2005. Our largest expense, compensation and related costs, increased $136 million or 26%. The number of our associates, their total compensation, and the costs of their employee benefits have all increased. The most significant portion of the increase is attributable to the $59.2 million non-cash expense recognized for 2006 stock option-based compensation. The 2006 increase also reflects greater bonus compensation based on our strong operating results for 2006 as well as our strong relative and risk-adjusted investment performance, our growth in assets under management including new investor inflows, and the high quality of our investor services. Finally, we modestly increase our associates' base salaries at the beginning of each year, and have increased our average staff size by 5.4% versus 2005, primarily to handle increased volume-related activities and other growth. At December 31, 2006, we employed 4,605 associates.

Advertising and promotion expenditures increased 13%, or $11.2 million, due to more favorable market conditions and investor interest in 2006. We expect our advertising and promotion expenditures in 2007 will be up about 10% versus 2006 and our spending in the first quarter of 2007 to be about the same as the $31 million expended in the fourth quarter of 2006.

Occupancy and facility costs together with depreciation expense increased $12.3 million. Our costs for rented office facilities, including increased space, and related equipment, maintenance and other costs have increased along with our staff size and business needs.

Other operating expenses were up $11.4 million versus 2005, including $5.2 million of higher distribution expenses recognized on greater assets under management sourced from financial intermediaries that distribute our Advisor and R classes of mutual fund shares. These distribution costs are offset by an equal increase in our administrative revenues recognized from the 12b-1 fees discussed above. Other operating expenses, including travel costs and consulting and information services, have risen this year to meet increased business demands.

Overall, net operating income for 2006 increased 20% to $787 million and the operating margin was 43.4%, up .1% from 2005.

Our net non-operating income, which includes interest income as well as the recognition of investment gains and losses and credit facility expenses, increased $47 million to $71 million. Larger money market mutual fund balances during 2006 at higher interest rates added $20.5 million of the increase, the liquidation of our sponsored 2001 collateralized bond obligation in 2006 added $11.0 million, and gains on dispositions of mutual fund investments added $6.3 million.

The 2006 provision for income taxes as a percentage of pretax income is 38.3%, up from 36.6% in 2005. Our 2006 income tax provision includes provisions of .6%, or $4.8 million, for the anticipated settlement of prior years' taxes, .3% for increased state taxes, and .3% for the effect of non-deductible incentive stock option-based compensation expense that we began recognizing in our 2006 operating results. The 2006 provision also does not include the .2% benefit that we recognized in 2005 for the reversal of a valuation allowance for foreign net operating loss carryforwards. We currently estimate that the effective tax rate for the full year 2007 will be about 37.7%.

2005 versus 2004. Investment advisory revenues were up 20%, or $207 million, to more than $1.2 billion due to the $40.2 billion increase in average assets under management. Net revenues increased $235 million to $1.5 billion. Net operating income increased nearly 25% to $655 million from $525 million. Net income increased $94 million to $431 million, up 28% from $337 million. Diluted earnings per share increased 25% from $1.26 to $1.58.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased $164 million to $900 million. Average mutual fund assets were $156.2 billion during 2005, $28.1 billion, or 22%, higher than the $128.1 billion average during 2004. Mutual fund assets ended 2005 at $170.2 billion, up $24.7 billion during the year. Additions to the U.S. mutual funds from the financial intermediary, individual direct and defined contribution retirement plan channels were $12.5 billion, basically unchanged from our 2004 experience when $12.7 billion was added to the funds. Investors added $9.7 billion into the U.S. stock funds, $2.1 billion into our international stock funds, and $.7 billion into our bond and money market funds. The Growth Stock, Capital Appreciation and Equity Income funds each added more than $1 billion of net investor inflows and, together, accounted for $6.5 billion of the funds' net inflows. Cash inflows during 2005 also included nearly $400 million resulting from the merger of the TD Waterhouse Index Funds into four of the T. Rowe Price index funds. Higher market valuations and income, net of dividends not reinvested, added $12.2 billion to fund assets in 2005.

Investment advisory revenues earned on the other investment portfolios that we manage increased $42.5 million to $335 million. Average assets in these portfolios were $90.9 billion, up $12.1 billion, or 15%, from $78.8 billion in 2004. Ending assets in these portfolios were $99.3 billion, up $9.6 billion from the beginning of 2005. Market gains and income added $6.0 billion while net investor inflows were $3.6 billion, down from $8.0 billion in 2004. Net inflows from sub-advised and separate account clients investing in U.S. securities more than offset the net outflows from investors in some of our international investment portfolios.

Administrative fees and other income increased $28.3 million to $276 million. The change in these revenues includes $23.9 million from our servicing activities including shareholder account and transaction volume in our transfer agent and defined contribution plan recordkeeping services for the mutual funds and their investors. Additionally, revenues increased $4.4 million from 12b-1 distribution fees received on greater assets under management in the Advisor and R classes of our sponsored mutual fund shares.

Operating expenses in 2005 were $105.4 million more than in 2004. Our largest expense, compensation and related costs, increased $64.5 million, or 14%, from 2004. The number of our associates, their total compensation, and the costs of their employee benefits have all increased. Our bonus compensation is based on our operating results for the year, which for 2005 reflect our strong relative and risk-adjusted investment performance, continued growth in assets under management including new investment inflows, and sustained high-quality investor services. Base salaries for our associates are increased modestly at the beginning of each year, and we increased our average staff size 7% versus 2004, primarily to handle increased volume-related activities and growth. At December 31, 2005, we employed 4,372 associates, up 3% from the 2005 average staffing level.

Advertising and promotion expenditures were up 16% or $11.8 million versus 2004. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base in the United States and abroad.

Occupancy and facility costs together with depreciation expense increased $10.3 million. Our costs for rented office facilities, including increased space, and related maintenance and operating costs have increased along with our staff size and business needs. Longer-lived buildings and non-depreciable land account for nearly two-thirds of the net book value of our property and equipment at December 31, 2005.

Other operating expenses increased $18.8 million, including $4.4 million of distribution expenses recognized on greater assets under management sourced from financial intermediaries who distribute our Advisor and R classes of mutual fund shares. These distribution costs are offset by an equal increase in our administrative revenues recognized from 12b-1 fees as discussed above. The cost of information services increased $7.3 million from 2004, primarily because of our decision to pay for non-broker-dealer third-party investment research and related services beginning in 2005. We previously made modest use of fully permissible payments by brokers to obtain these services. Other operating expenses also rose in 2005 to include a $2 million increase in charitable contributions to our corporate foundation and to meet increased business demands.

Our net non-operating income, which includes the recognition of investment gains and losses as well as interest income and credit facility expenses, increased $15.9 million to $24.4 million. Larger money market and other mutual fund investment balances along with higher interest rates added $12.2 million to our investment income. Other net investment gains added $3.1 million, including $1.8 million realized as a result of the third-party acquisition of an entity in which we had invested. Credit facility costs were down $.6 million as we reduced the size and ongoing cost of our credit facility in mid-2004.

The 2005 provision for income taxes as a percentage of pretax income is 36.6%, down from 36.8% in 2004 due largely to the $1.4 million reversal of the valuation allowance for foreign net operating loss carryforwards that is discussed on page 38 of the financial statements.

CAPITAL RESOURCES AND LIQUIDITY.

During 2006, stockholders' equity increased from $2.0 billion to $2.4 billion. Cash and investment holdings are $1.4 billion at December 31, 2006.

Operating activities during 2006 provided cash flows of $593 million, up $54 million from 2005, including increased net income of $99 million and non-cash stock-based compensation expense of $58 million. Timing differences in the cash settlements of our assets and liabilities reduced comparative cash flows by $107 million. Net cash used in investing activities totaled $421 million, up $330 million from 2005. Our investments in mutual funds and other securities made from our larger available cash balances were $272 million more in 2006 than in 2005. Capital spending for property and equipment was $94 million in 2006, up $42 million versus 2005. Net cash used in financing activities was $203 million in 2006, up $59 million from 2005. We increased our expenditures for common stock repurchases by $95 million and our dividends paid to stockholders by $28 million. Offsetting these outflows were nearly $66 million of tax benefits realized from option exercises and restricted stock vesting in 2006.

Comparatively, operating activities provided cash flows of nearly $540 million in 2005, up $165 million versus 2004. Net income accounted for nearly $94 million of the increase while timing differences in the cash settlements of our assets and liabilities added $66 million. Net cash used in investing activities totaled nearly $92 million, up $16 million from 2004. Capital spending for property and equipment was $52 million in 2005, up $9 million from 2004 levels. Our mutual fund net investments were $37 million in 2005, an increase of $5 million from 2004. Net cash used in financing activities totaled $144 million in 2005, up $109 million from 2004. We expended $76 million in 2005 to repurchase 1.3 million shares of our common stock compared to $18 million for 400,000 shares in 2004. We also distributed $23 million more to our stockholders in 2005 based on our larger per-share quarterly dividend and collected $27 million less from option exercises that, at a lower rate in 2005, resulted in 1.8 million fewer shares being issued versus in 2004.

Property and equipment expenditures in 2007, including those for the build-out of our expanded corporate and other business facilities, are anticipated to be about $170 million and are expected to be funded from cash balances.

CONTRACTUAL OBLIGATIONS.

The following table (in millions) presents a summary of our future obligations under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2006. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated under certain conditions that may involve termination fees. Because these obligations are of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2007 and future years.

	Total	2007	2008-9	2010-11	Later
Noncancelable operating leases	$ 213	$ 23	$ 43	$ 39	$ 108
Other purchase commitments	199	117	62	17	3
	$ 412	$ 140	$ 105	$ 56	$ 111

We also have outstanding commitments to fund additional equity investments totaling $19.7 million at December 31, 2006.

CRITICAL ACCOUNTING POLICIES.

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our balance sheet, the revenues and expenses in our statement of income, and the information that is contained in our significant accounting policies and notes to consolidated financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results can differ materially from those estimates that we include currently in our consolidated financial statements, significant accounting policies, and notes.

We present those significant accounting policies used in the preparation of our consolidated financial statements as an integral part of those statements within this 2006 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are *most critical* to the preparation and understanding of our financial statements.

Other than temporary impairments of available-for-sale securities. We classify our investment holdings in sponsored mutual funds and the debt securities held for investment by our savings bank subsidiary as available-for-sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss in other comprehensive income within stockholders' equity. We next review each individual security position that has an unrealized loss or impairment to determine if that impairment is other than temporary.

A mutual fund holding that has had an unrealized loss for more than six months is presumed to have an other than temporary impairment and a loss is recognized in our statement of income unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary loss of less than six months in our statement of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

An impaired debt security held by our savings bank subsidiary is considered to have an other than temporary loss that we recognize in our statement of income whenever we determine that we will probably not collect all contractual amounts due under the terms of the security. A determination of this type is based on the issuer's financial condition and our ability and intent to hold the investment until its fair value recovers, which may mean until maturity, and to collect all contractual cash flows. Minor impairments of 5% or less that arise from changes in interest rates and not credit quality are generally considered temporary.

Goodwill. We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. We attribute all goodwill to our single reportable business segment and reporting unit, our investment advisory business. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business.

Our annual testing has demonstrated that the fair value of our investment advisory business exceeds our carrying amount (basically, our stockholders' equity) and, therefore, that no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our balance sheet, $665.7 million.

Stock options. On January 1, 2006, we adopted the provisions of SFAS 123R and began recognizing stock option-based compensation expense in our consolidated statement of income using the fair value based method. Prior to 2006, our stock option grants were accounted for using the intrinsic value based method and no compensation expense related to our option grants was recognized in our consolidated statements of income. The summary of significant accounting policies accompanying our consolidated financial statements includes certain pro forma disclosures for 2004 and 2005 as if a fair value based method had been used to recognize compensation expense associated with our stock option grants.

Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading purposes and are of longer duration. The Black-Scholes option pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. Unlike most of our expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by or adjusted based on a cash outflow.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in several states and several countries through our various subsidiaries, and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred for doing business each year in all of our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determinations of our annual provisions are subject to judgments and estimates, it is likely that actual results will vary from those recognized in our financial statements. As a result, additions to, or reductions of, income tax expense will occur each year for prior reporting periods as our estimates change and actual tax returns and tax audits are settled. We recognize any prior year adjustment in the discrete quarterly period in which it is determined.

On January 1, 2007, we will adopt the provisions of recently issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes*, in regards to our accounting for and disclosure of uncertain tax positions. We have reviewed our accounting for income taxes in light of the provisions of FIN 48 and do not expect that adoption will materially affect our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines in financial market values directly and negatively impact our investment advisory revenues and net income.

We invest in our sponsored mutual funds, which are market risk sensitive financial instruments held for purposes other than trading; we do not invest in derivative financial or commodity instruments. Mutual fund investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual fund shares. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

The following table (in millions) presents the equity price risk from investments in sponsored mutual funds by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year end using each fund's lowest fair value per share during 2006. In considering this presentation, it is important to note that: all funds did not experience their lowest fair value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2006	% of portfolio	Potential lower value	% of portfolio	Potential loss	
Stock and blended asset funds	$ 409.8	74	$ 352.5	72	$ 57.3	14%
Bond funds	144.6	26	137.6	28	7.0	5%
	$ 554.4	100	$ 490.1	100	$ 64.3	12%

The comparable potential loss of value presented in our 2005 annual report was $28.8 million on sponsored mutual fund investments of $264.2 million at December 31, 2005. During 2006, we actually experienced net unrealized gains of $38.0 million.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time, in response to changes in market risks and other factors, as management deems appropriate.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

We also hold other investments of $81.8 million at December 31, 2006, that we are at risk for loss up to our carrying amount should market conditions deteriorate. U.S. Treasury holdings, generally considered to be of the lowest risk profile, account for $55.6 million of these investments.

We operate in several foreign countries, most prominent among which is Great Britain. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenue stream is predominately realized in U.S. dollar receipts. We do not believe that foreign currency fluctuations materially affect our results of operations.

FORWARD-LOOKING INFORMATION.

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this report, may contain certain forward-looking information, including information or anticipated information relating to changes in our revenues and net income, changes in the amount and composition of our assets under management, our expense levels, and our expectations regarding financial markets and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those discussed below and in Item 1A of our Form 10-K Annual Report under the caption Risk Factors. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in the financial markets around the world that result in appreciation or depreciation of the assets under our management; our introduction of new mutual funds and investment portfolios; and changes in retirement savings trends relative to participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indexes; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the United States and to further penetrate our distribution channels within the United States; variations in the level of total compensation expense due to, among other things, bonuses, stock option grants, stock awards, changes in our employee count and mix, and competitive factors; any goodwill impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

Consolidated Balance Sheets

(in millions, except share data)

December 31,	2005	**2006**
ASSETS		
Cash and cash equivalents (Note 1)	$ 803.6	**$ 773.0**
Accounts receivable and accrued revenue (Note 2)	175.0	**223.5**
Investments in sponsored mutual funds (Note 3)	264.2	**554.4**
Debt securities held by savings bank subsidiary (Note 4)	114.8	**126.2**
Other investments (Note 5)	22.5	**81.8**
Property and equipment (Note 6)	214.8	**264.9**
Goodwill and other intangible assets (Note 7)	665.7	**669.4**
Other assets	49.9	**72.1**
Total assets	$ 2,310.5	**$ 2,765.3**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 62.5	**$ 77.2**
Accrued compensation and related costs	55.6	**67.5**
Income taxes payable (Note 8)	15.6	**33.9**
Dividends payable	36.9	**45.1**
Customer deposits at savings bank subsidiary (Note 4)	103.8	**114.7**
Total liabilities	274.4	**338.4**
Commitments and contingent liabilities (Notes 5 and 11)		
Stockholders' equity (Notes 9, 10 and 11)		
Preferred stock, undesignated, $.20 par value - authorized and unissued 20,000,000 shares	—	—
Common stock, $.20 par value - authorized 500,000,000 shares; issued 131,678,371 shares in 2005 and 264,959,903 shares in 2006	26.3	**53.0**
Additional capital in excess of par value	279.7	**247.5**
Retained earnings	1,683.3	**2,057.1**
Accumulated other comprehensive income	48.5	**69.3**
Deferred stock-based compensation expense	(1.7)	—
Total stockholders' equity	2,036.1	**2,426.9**
	$ 2,310.5	**$ 2,765.3**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

(in millions, except per-share amounts)

Year ended December 31,	2004	2005	**2006**
REVENUES			
Investment advisory fees (Note 2)	$ 1,028.8	$ 1,235.5	**$ 1,508.5**
Administrative fees and other income (Note 2)	247.7	276.0	**305.4**
Investment income of savings bank subsidiary	3.8	4.3	**5.4**
Total revenues	1,280.3	1,515.8	**1,819.3**
Interest expense on savings bank deposits	3.3	3.6	**4.3**
Net revenues	1,277.0	1,512.2	**1,815.0**
OPERATING EXPENSES			
Compensation and related costs (Notes 6, 9 and 11)	457.9	522.4	**658.4**
Advertising and promotion	74.3	86.1	**97.3**
Depreciation and amortization of property and equipment	40.0	42.3	**46.5**
Occupancy and facility costs (Note 11)	66.4	74.4	**82.5**
Other operating expenses	113.2	132.0	**143.4**
	751.8	857.2	**1,028.1**
NET OPERATING INCOME	525.2	655.0	**786.9**
Other investment income (Notes 1, 3 and 10)	9.5	24.8	**71.7**
Credit facility expenses (Note 11)	1.0	0.4	**0.3**
Net non-operating income	8.5	24.4	**71.4**
Income before income taxes	533.7	679.4	**858.3**
Provision for income taxes (Note 8)	196.5	248.4	**328.7**
NET INCOME	$ 337.2	$ 431.0	**$ 529.6**
EARNINGS PER SHARE			
Basic	$ 1.32	$ 1.65	**$ 2.01**
Diluted	$ 1.26	$ 1.58	**$ 1.90**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)

Year ended December 31,	2004	2005	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 337.2	$ 431.0	**$ 529.6**
Adjustments to reconcile net income to net			
cash provided by operating activities			
Depreciation and amortization of property and equipment	40.0	42.3	**46.5**
Stock-based compensation expense	—	3.2	**61.0**
Intangible asset amortization	—	—	**0.4**
Other changes in assets and liabilities	(2.9)	63.0	**(44.3)**
Net cash provided by operating activities	374.3	539.5	**593.2**
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in sponsored mutual funds	(38.4)	(39.6)	**(266.6)**
Dispositions of sponsored mutual funds	6.9	2.7	**14.4**
Investments in debt securities by savings bank subsidiary	(41.4)	(31.7)	**(36.5)**
Proceeds from debt securities held by savings bank subsidiary	36.7	29.1	**25.4**
Other investments made	(1.4)	(2.5)	**(59.6)**
Additions to property and equipment	(43.1)	(52.3)	**(94.4)**
Other investment activity	4.8	2.7	**(3.9)**
Net cash used in investing activities	(75.9)	(91.6)	**(421.2)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchases of common stock	(18.3)	(75.9)	**(171.0)**
Stock options exercised and restricted shares vested	75.1	48.0	**105.1**
Dividends paid to stockholders	(96.2)	(119.5)	**(147.6)**
Increase in savings bank subsidiary deposits	4.2	3.4	**10.9**
Net cash used in financing activities	(35.2)	(144.0)	**(202.6)**
CASH AND CASH EQUIVALENTS			
Net change during year	263.2	303.9	**(30.6)**
At beginning of year	236.5	499.7	**803.6**
At end of year	$ 499.7	$ 803.6	**$ 773.0**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(dollars in millions)	Common stock	Additional capital in excess of par value	Retained earnings	Accumulated other comprehensive income	Deferred stock-based compensation expense	Total stockholders' equity
Balances at 12/31/2003, 124,932,884 common shares	$ 25.0	$ 131.4	$ 1,143.9	$ 28.8	$ —	$ 1,329.1
Comprehensive income						
Net income			337.2			
Change in unrealized security holding gains, net of taxes				12.9		
Total comprehensive income						350.1
5,074,813 common shares issued upon option exercises under stock-based compensation plans	1.0	137.6				138.6
400,000 common shares repurchased	(.1)	(18.2)				(18.3)
Dividends declared			(102.2)			(102.2)
Balances at 12/31/2004, 129,607,697 common shares	25.9	250.8	1,378.9	41.7	—	1,697.3
Comprehensive income						
Net income			431.0			
Change in unrealized security holding gains, net of taxes				6.8		
Total comprehensive income						437.8
Common shares issued under stock-based compensation plans						
38,000 common shares	.0	2.8				2.8
31,500 restricted common shares	.0	2.0			(2.0)	—
3,301,174 common shares upon option exercises	.7	99.6				100.3
Amortization of deferred stock-based compensation expense					.3	.3
1,300,000 common shares repurchased	(.3)	(75.5)				(75.8)
Dividends declared			(126.6)			(126.6)
Balances at 12/31/2005, 131,678,371 common shares	26.3	279.7	1,683.3	48.5	(1.7)	2,036.1
Reclassification at adoption of SFAS 123R		(1.7)			1.7	—
1,402,915 common shares issued upon option exercises under stock-based compensation plans	.3	49.7				50.0
1,000 restricted common shares forfeited	.0	.0				.0
1,533,076 common shares repurchased	(.3)	(117.4)				(117.7)
131,547,210 common shares issued in 2-for-1 split	26.3	(26.3)				—
Balances after split, 263,094,420 common shares	52.6	184.0				
Common shares issued under stock-based compensation plans						
74,000 restricted common shares	.0	.0				—
Additional income tax benefit at vesting of restricted shares		.1				.1
3,226,483 common shares upon option exercises	.7	55.4				56.1
1,435,000 common shares repurchased	(.3)	(53.0)				(53.3)
Comprehensive Income						
Net income			529.6			
Change in unrealized security holding gains, net of taxes				20.8		
Total comprehensive income						550.4
Stock-based compensation expense		61.0				61.0
Dividends declared			(155.8)			(155.8)
Balances at 12/31/2006, 264,959,903 common shares	$ 53.0	$ 247.5	$ 2,057.1	$ 69.3	$ —	$ 2,426.9

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Summary of Significant Accounting Policies

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; discount brokerage; and trust services. While investors that we serve are primarily domiciled in the United States of America, investment advisory clients outside the United States account for 7% of our assets under management at December 31, 2006.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

BASIS OF PREPARATION.

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates. Actual results may vary from our estimates. We have reclassified certain prior year amounts to be comparative with and conform to the presentation of our 2006 financial statements.

Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. All material intercompany accounts and transactions are eliminated in consolidation.

We are not the primary beneficiary, and do not consolidate the accounts, of a high-yield collateralized bond obligation (CBO) that held assets of less than $100 million at December 31, 2006. This variable interest entity is a non-recourse, limited liability company for which we are the collateral manager and receive related investment advisory fees. We recognized the full impairment of this CBO investment in our 2002 statement of income and do not expect to recognize any future gains or losses from this holding.

STOCK SPLIT.

At the close of business on June 23, 2006, we effected a two-for-one split of our common stock by issuing additional $.20 par value shares and reclassifying the par value of the additional shares issued among our paid-in stockholders' equity accounts. All per-share and share data in the accompanying consolidated statements of income, in these significant accounting policies, and in the accompanying notes have been adjusted to give retroactive effect to this stock split.

CASH EQUIVALENTS.

Cash equivalents consist primarily of short-term, highly liquid investments in our sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

INVESTMENTS.

Investments in sponsored mutual funds and debt securities held by our savings bank subsidiary are classified as available-for-sale and are reported at fair value. Changes in net unrealized security holding gains are recognized in accumulated other comprehensive income. We also hold other investments that are recognized using the cost or equity methods of accounting, as appropriate.

We review the carrying amount of each investment on a quarterly basis and recognize an impairment in our statement of income whenever an unrealized loss is considered other than temporary.

CONCENTRATIONS OF RISK.

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk, which may arise from changes in credit ratings and interest rates.

PROPERTY AND EQUIPMENT.

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3.3 years; buildings, 32.3 years; leasehold improvements, 8.1 years; furniture and other equipment, 5.0 years; and leased land, 99 years.

GOODWILL.

We evaluate our goodwill balance of $665.7 million for possible impairment using the fair value approach during the third quarter of each year. Our evaluations have not indicated that impairment exists. We operate in one reportable business segment—that of the investment advisory business—and all goodwill is attributed to that segment.

REVENUE RECOGNITION.

Fees for investment advisory services, which are based on assets under management, and related administrative services that we provide to investment advisory clients are recognized in the period that our services are provided. Taxes billed to our clients based on our fees for services rendered are not included in revenues. Administrative revenues from distribution of our sponsored mutual funds' Advisor and R class shares, and the corresponding operating expense for payments to third-party financial intermediaries that distribute those share classes, are recognized in the period that they are earned, which is the same period that the related mutual funds recognize their expense.

ADVERTISING.

Costs of advertising are expensed the first time that the advertising takes place.

EARNINGS PER SHARE.

Basic earnings per share does not include the dilutive effect of outstanding stock options, nonvested restricted common shares, and nonvested restricted stock units, and is computed by dividing net income by the weighted average common shares outstanding of 254.8 million in 2004, 260.5 million in 2005, and 263.8 million in 2006. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were exercised, restricted common shares vest, and restricted stock units vest and are converted to common shares. It is computed by increasing the denominator of the basic calculation by potential dilutive common shares, determined using the treasury stock method, of 13.4 million in 2004, 12.7 million in 2005, and 14.9 million in 2006.

COMPREHENSIVE INCOME.

Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income and the change in unrealized security holding gains, net of income taxes.

STOCK AWARDS AND OPTIONS.

Our stockholders have approved the 2001 and 2004 Stock Incentive Plans under which we may make stock awards in the form of unrestricted common shares, restricted common shares, and restricted stock units that convert to shares at the time of vesting. Under these plan provisions, we issued 76,000 unrestricted common shares to our employees in 2005 at the grant date fair value of $37.365 per share. We also issued restricted shares in 2005 and 2006 and restricted stock units in 2006. These restricted awards vest over a two-year graded schedule. We recognized stock-based compensation expense of $3.2 million in 2005 and $1.8 million in 2006 for these awards.

Under the 2001 and 2004 Stock Incentive Plans and five other stockholder approved plans (the 1990, 1993 and 1996 Stock Incentive Plans and the 1995 and 1998 Director Stock Option Plans), we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees and directors. Vesting of our annual employee option grants is based solely on the individual continuing to render service and generally occurs over a five-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant.

On January 1, 2006, we adopted the provisions of SFAS 123R and began recognizing stock option-based compensation expense in our consolidated statement of income using the fair value based method and a provision for estimated future forfeitures of our stock option awards. Prior to 2006, our stock option grants were accounted for using the intrinsic value based method and no compensation expense related to our option grants was recognized in our consolidated statements of income.

Because we adopted SFAS 123R on a modified prospective basis, financial statements for 2004 and 2005 have not been restated. The following table is presented to compare our 2006 net income (in millions) and earnings per share with pro forma results as if we applied the fair value based method during 2004 and 2005. For purposes of this disclosure, the forfeiture of options was recognized in 2004 and 2005 as they occurred.

	2004	2005	2006
Net income, as reported	$ 337.2	$ 431.0	$ 529.6
Additional stock option-based compensation expense			
estimated using the fair value based method	(42.6)	(59.8)	—
Related income tax benefits	14.2	19.5	—
Pro forma net income	$ 308.8	$ 390.7	$ 529.6
Earnings per share			
Basic - as reported	$ 1.32	$ 1.65	$ 2.01
Basic - pro forma	$ 1.21	$ 1.50	$ 2.01
Diluted - as reported	$ 1.26	$ 1.58	$ 1.90
Diluted - pro forma	$ 1.16	$ 1.43	$ 1.90

Net income, as reported, for 2006 includes a charge for stock option-based compensation expense of $59.2 million, including $6.1 million for reload option grants, and related income tax benefits recognized of $19.4 million. The recognition of stock-option based compensation expense in 2006 reduced our diluted earnings per share by approximately $.14. In recognizing 2006 stock-option based compensation expense and preparing the pro forma 2004 and 2005 information, we used the Black-Scholes option-pricing model to estimate the fair value of each option grant, including reloads, as follows:

	Weighted-average			
	2004	2005	2006	Range 2006
Grant-date fair value per option				
awarded, including reload grants	$ 9.17	$ 9.57	$ 12.42	$ 2.01 to 16.83
Assumptions used:				
Expected life in years	5.2	5.5	5.5	.3 to 8.1
Expected volatility	33%	29%	26%	12 to 32%
Dividend yield	1.7%	1.7%	1.7%	1.6 to 1.7%
Risk-free interest rate	3.7%	4.2%	4.6%	4.3 to 5.2%

Our expected life assumptions are based on the vesting period for each option grant and our historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility and dividend yield are based on recent historical experience over the same periods as our expected lives. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as our expected lives.

Notes to Consolidated Financial Statements

NOTE 1 - CASH EQUIVALENTS.

Cash equivalent investments in our sponsored money market mutual funds aggregate $768.1 million at December 31, 2005, and $739.1 million at December 31, 2006. Dividends earned on these investments totaled $3.7 million in 2004, $14.9 million in 2005, and $35.4 million in 2006.

NOTE 2 - INFORMATION ABOUT RECEIVABLES, REVENUES, AND SERVICES.

Accounts receivable from our sponsored mutual funds for advisory fees and advisory-related administrative services aggregate $104.5 million at December 31, 2005, and $122.9 million at December 31, 2006.

Revenues (in millions) from advisory services provided under agreements with our sponsored mutual funds and other investment clients include:

	2004	2005	2006
Sponsored mutual funds in the U.S.			
Stock and blended asset	$ 602.2	$ 758.3	$ 937.5
Bond and money market	134.0	142.1	155.6
	736.2	900.4	1,093.1
Other portfolios	292.6	335.1	415.4
Total investment advisory fees	$ 1,028.8	$ 1,235.5	$ 1,508.5

Fees for advisory-related administrative services provided to our sponsored mutual funds were $188.5 million in 2004, $211.3 million in 2005, and $239.9 million in 2006. We provide all services to the sponsored U.S. mutual funds under contracts that are subject to periodic review and approval by each of the funds' boards. Regulations require that the funds' shareholders also approve material changes to the investment advisory contracts.

The following table summarizes the various investment portfolios and assets under management (in billions) on which advisory fees are earned.

	Average during			December 31,	
	2004	2005	2006	2005	2006
Sponsored mutual funds in the U.S.					
Stock and blended asset	$ 98.1	$ 124.1	$ 152.2	$ 137.7	$ 168.5
Bond and money market	30.0	32.1	35.4	32.5	38.0
	128.1	156.2	187.6	170.2	206.5
Other portfolios	78.8	90.9	112.1	99.3	128.2
	$ 206.9	$ 247.1	$ 299.7	$ 269.5	$ 334.7

NOTE 3 - INVESTMENTS IN SPONSORED MUTUAL FUNDS.

Our mutual fund investments (in millions) at December 31 include:

	Aggregate cost	Unrealized holding gains	Aggregate fair value
2005			
Stock and blended asset funds	$ 127.5	$ 58.4	$ 185.9
Bond funds	60.1	18.2	78.3
	$ 187.6	$ 76.6	$ 264.2
2006			
Stock and blended asset funds	$ 325.5	$ 84.3	$ 409.8
Bond funds	120.6	24.0	144.6
	$ 446.1	$ 108.3	$ 554.4

Dividends earned on our investments in sponsored mutual funds totaled $3.0 million in 2004, $7.2 million in 2005, and $12.5 million in 2006. Individual mutual fund holdings with unrealized losses totaled less than $.1 million at December 31, 2005 and 2006.

NOTE 4 - DEBT SECURITIES HELD BY AND CUSTOMER DEPOSITS AT SAVINGS BANK SUBSIDIARY.

Our savings bank subsidiary holds investments in marketable debt securities, including mortgage- and other asset-backed securities, *which are* accounted for as available-for-sale. The following table (in millions) details the components of these investments at year end.

	2005		2006	
	Fair value	Unrealized gain (loss)	Fair value	Unrealized gain (loss)
Investments with temporary impairment				
Of less than 12 months (28 securities in 2006)	$ 47.7	$ (.7)	$ 25.3	$ (.1)
Of 12 months or more (81 securities in 2006)	41.9	(1.4)	63.9	(1.5)
	89.6	(2.1)	89.2	(1.6)
Investments with unrealized holding gains	25.2	.1	37.0	.1
Balance at December 31	$ 114.8	$ (2.0)	$ 126.2	$ (1.5)
Aggregate cost	$ 116.8		$ 127.7	

The unrealized losses in these investments were generally caused by interest rate increases and not changes in credit quality. We have the ability and intent to hold these securities to their maturities, which generally correlate to the maturities of our customer deposits, and collect all contractual cash flows. Accordingly, impairment of these investments is considered temporary.

The estimated fair value of our *customer deposit liability,* based on discounting expected cash outflows at maturity dates, which range up to five years, using current interest rates offered for deposits with the same dates of maturity, was $103.9 million at December 31, 2005, and $114.8 million at December 31, 2006.

NOTE 5 - OTHER INVESTMENTS.

We acquired $55 million of U.S. Treasury Notes in 2006 that will yield 4.7-5.2% and mature over the period 2008-2011. These holdings are accounted for as held-to-maturity and our carrying amount, representing the amortized cost of the notes and accrued interest, totals $55.6 million at December 31, 2006. The fair value of these securities is $55.8 million at December 31, 2006.

Investments accounted for under the cost method total $19.9 million at December 31, 2005, and $23.8 million at December 31, 2006. Our remaining investments aggregate $2.6 million at December 31, 2005, and $2.4 million at December 31, 2006.

We had outstanding commitments to fund additional investments totaling $19.7 million at December 31, 2006.

NOTE 6 - PROPERTY AND EQUIPMENT.

Property and equipment (in millions) at December 31 consists of:

	2005	2006
Computer and communications software and equipment	$ 206.3	$ 216.6
Buildings and leasehold improvements	181.5	222.3
Furniture and other equipment	59.8	67.7
Land owned and leased	21.5	21.5
	469.1	528.1
Less accumulated depreciation and amortization	254.3	263.2
	$ 214.8	$ 264.9

Compensation and related costs attributable to the development of computer software for internal use totaling $7.3 million in 2004, $6.2 million in 2005, and $7.7 million in 2006 have been capitalized.

NOTE 7 - ACQUISITIONS OF INTANGIBLE ASSETS.

In 2006, we acquired customer relationships and assets under management of $.1 billion in separate accounts and $.8 billion in mutual fund accounts from two fund groups that merged into twelve of our sponsored mutual funds. We paid $4.1 million as part of these three transactions and recognized intangible assets that are being amortized on a straight-line basis over 2.5 years for the acquired separate account customer relationships and over 8 years for the acquired mutual fund customer relationships.

NOTE 8 - INCOME TAXES.

The provision for income taxes (in millions) consists of:

	2004	2005	2006
Current income taxes			
U.S. federal and foreign	$ 178.0	$ 228.1	$ 301.9
State and local	19.1	27.4	45.8
Deferred income tax benefits	(.6)	(7.1)	(19.0)
	$ 196.5	$ 248.4	$ 328.7

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes.

Significant temporary differences in 2004 included deferred tax benefits of $4.1 million related to investment income offset by deferred taxes of $1.9 million related to accrued compensation.

Deferred tax benefits in 2005 include $5.3 million related to property and equipment offset by deferred taxes of $1.5 million related to accrued compensation. Deferred benefits in 2005 also include $3.8 million arising from foreign net operating loss carryforwards, including $2.4 million from 2005 operations and $1.4 million from the reversal of a previously provided valuation allowance on prior year losses. During 2005, we developed a tax-planning strategy that makes it more likely than not that we would be able to realize a substantial portion of this deferred tax benefit.

Deferred tax benefits in 2006 include $17.8 million resulting from stock option-based compensation expense recognized in our operating results for 2006 in accordance with SFAS 123R.

The net deferred tax recognized in our balance sheet includes the following components (in millions) at December 31.

	2005	2006
Deferred tax liabilities		
Arising from unrealized holding gains	$ (26.1)	$ (37.5)
Other	(3.6)	(3.8)
	(29.7)	(41.3)
Deferred tax assets		
Related to stock-based compensation	.1	18.6
Related to investment income	10.1	5.4
Related to property and equipment	5.3	7.3
Related to accrued compensation	4.8	4.7
Foreign net operating loss carryforwards that do not expire	3.8	6.3
Other	1.9	3.0
	26.0	45.3
Net deferred tax asset (liability)	$ (3.7)	$ 4.0

Our balance sheets include the 2006 net deferred tax asset in other assets and the 2005 net deferred tax liability in income taxes payable.

Cash outflows from operating activities include income taxes paid of $164.6 million in 2004, $188.0 million in 2005, and $272.8 million in 2006.

Operating cash inflows include income tax benefits of $63.5 million in 2004, $52.3 million in 2005 and $66.8 million in 2006 arising from stock option exercises and the vesting of restricted shares that reduced the amount of income taxes that would have otherwise been payable. As a result of the adoption of SFAS 123R and our election to use the alternative transition method to account for tax benefits recognized in additional paid-in capital, operating cash outflows from other changes in assets and liabilities and financing cash inflows from stock option exercises and vested restricted shares include related tax benefits in 2006 of $65.7 million that reduce the amount of income taxes otherwise payable. These tax benefits have been recognized in stockholders' equity as additional capital in excess of par value.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2004	2005	2006
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes for current year, net of federal income tax benefits	2.3	2.4	2.7
Other items	(.5)	(.8)	.6
Effective income tax rate	36.8%	36.6%	38.3%

NOTE 9 - COMMON STOCK AND STOCK-BASED COMPENSATION PROGRAMS.

REPURCHASE AUTHORIZATION.

As of December 31, 2006, the Board of Directors has authorized the future repurchase of up to 3,790,868 common shares.

DIVIDENDS.

Cash dividends declared per share were $.40 in 2004, $.485 in 2005, and $.59 in 2006.

SHARES AUTHORIZED FOR STOCK-BASED COMPENSATION PROGRAMS.

At December 31, 2006, 65,372,895 shares of unissued common stock were reserved for issuance under our stock-based compensation plans. Additionally, 3,360,000 shares are reserved for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices. We believe that our stock-based compensation programs align the interests of our employees and directors with those of our common stockholders.

STOCK OPTIONS.

The following table summarizes the status of and changes in our stock option grants during 2006.

	Options	Weighted- average exercise price	Weighted-average remaining contractual term (in years)
Outstanding at beginning of 2006	45,896,848	$ 21.42	
Annual grants	5,655,000	46.08	
Reload grants	1,046,855	41.10	
Exercised	(8,375,051)	16.36	
Forfeited or cancelled	(452,894)	28.63	
Outstanding at end of 2006	43,770,758	$ 25.97	6.2
Exercisable at end of 2006	25,849,238	$ 20.60	4.7

The total intrinsic value of options exercised was $193.4 million in 2004, $165.4 million in 2005, and $213.1 million in 2006. At December 31, 2006, the aggregate intrinsic value of options outstanding was $792.8 million and of options exercisable was $599.1 million.

STOCK AWARDS.

The following table summarizes the status of and changes in our nonvested restricted shares and restricted stock units during 2006.

	Restricted shares	Restricted stock units	Weighted-average grant-date fair value
Nonvested at beginning of 2006	63,000	-	$ 32.62
Granted	74,000	36,000	45.89
Vested (value at vest date was $1.3 million)	(30,500)	-	32.62
Forfeited	(2,000)	-	32.62
Nonvested at end of 2006	104,500	36,000	$ 43.01

FUTURE STOCK-BASED COMPENSATION EXPENSE.

The following table (in millions) presents the compensation expense to be recognized over the separate vesting periods of the 17,921,520 nonvested options and 140,500 restricted shares and restricted stock units outstanding at December 31, 2006. Estimated future compensation expense will change to reflect future option grants, including reloads; future awards of unrestricted shares, restricted shares, and restricted stock units; changes in estimated forfeitures; and adjustments for actual forfeitures.

First quarter 2007	$ 15.4
Second quarter 2007	15.5
Third quarter 2007	15.3
Fourth quarter 2007	11.6
2008 through 2011	60.9
Total	$ 118.7

NOTE 10 - OTHER COMPREHENSIVE INCOME.

The following table reconciles our unrealized holding gains and losses (in millions) to that recognized in other comprehensive income.

	2004	2005	2006
Unrealized holding gains on our investments in sponsored mutual funds	$ 21.3	$ 12.1	$ 38.0
Less gains on mutual fund investments realized in other investment income, using average cost	.8	.0	6.3
	20.5	12.1	31.7
Unrealized holding gains (losses) on debt securities held by our savings bank subsidiary	(.6)	(1.5)	.5
	19.9	10.6	32.2
Deferred income taxes	(7.0)	(3.8)	(11.4)
Unrealized holding gains recognized in other comprehensive income	$ 12.9	$ 6.8	$ 20.8

The components of accumulated other comprehensive income (in millions) at December 31, 2006, are presented below.

Unrealized holding gains (losses) on	
Investments in sponsored mutual funds	$ 108.3
Debt securities held by savings bank subsidiary	(1.5)
	106.8
Deferred income taxes	(37.5)
	$ 69.3

NOTE 11 - OTHER DISCLOSURES.

We occupy certain office facilities and rent computer and other equipment under noncancelable operating leases. Related rental expense was $21.3 million in 2004, $23.5 million in 2005, and $24.1 million in 2006. Future minimum rental payments under these leases aggregate $23.6 million in 2007, $22.5 million in 2008, $20.1 million in 2009, $19.4 million in 2010, $19.5 million in 2011, and $108.3 million in later years.

In the second quarter of 2006, we voluntarily terminated our $300 million bank-syndicated credit facility.

Our consolidated stockholders' equity at December 31, 2006, includes $47.1 million that is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, it is unlikely that pending claims will have a material adverse effect on our financial position or results of operations.

Compensation expense recognized for our defined contribution retirement plans was $32.4 million in 2004, $35.7 million in 2005, and $38.8 million in 2006.

NOTE 12 - SUPPLEMENTARY QUARTERLY FINANCIAL DATA (Unaudited).

	Net revenues	Net income	Basic earnings per share	Diluted earnings per share
	(in thousands)			
2005				
1st quarter	$ 357.0	$ 94.2	$ .36	$ .34
2nd quarter	$ 363.5	$ 102.8	$ .40	$ .38
3rd quarter	$ 388.8	$ 116.4	$ .45	$ .43
4th quarter	$ 402.9	$ 117.6	$ .45	$ .43
2006				
1st quarter	$ 429.3	$ 116.7	$ .44	$ .42
2nd quarter	$ 446.0	$ 135.7	$ .51	$ .49
3rd quarter	$ 450.6	$ 128.3	$ .49	$ .46
4th quarter	$ 489.1	$ 148.9	$ .56	$ .53

The sum of quarterly earnings per share may not equal annual earnings per share because the computations are done independently.

Report of Management on Internal Control Over Financial Reporting

TO THE STOCKHOLDERS OF
T. ROWE PRICE GROUP, INC.:

We, together with other members of management of T. Rowe Price Group, are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2006, in relation to criteria described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2006.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on management's assessment of, and the effective operation of, our internal control over financial reporting as of December 31, 2006.

February 7, 2007

James A.C. Kennedy
Chief Executive Officer and President

Kenneth V. Moreland
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS
T. ROWE PRICE GROUP, INC.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries ("the Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in the summary of significant accounting policies accompanying the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation with the adoption of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 7, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 7, 2007

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS
T. ROWE PRICE GROUP, INC.:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that T. Rowe Price Group, Inc. and subsidiaries ("the Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 7, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 7, 2007

Corporate Headquarters

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000

Office Locations

Buenos Aires, Argentina
Sydney, Australia
Copenhagen, Denmark
Hong Kong
Tokyo, Japan
Luxembourg
Amsterdam, Netherlands
Singapore
Stockholm, Sweden
London, United Kingdom

United States:
Long Beach, California
San Francisco, California
Colorado Springs, Colorado
Tampa, Florida
Baltimore, Maryland
Owings Mills, Maryland

Investor Centers:
Baltimore, Maryland
Colorado Springs, Colorado
Garden City, New York
McLean, Virginia
Northbrook, Illinois
Oak Brook, Illinois
Owings Mills, Maryland
Short Hills, New Jersey
Tampa, Florida
Walnut Creek, California
Washington, D.C.
Wellesley, Massachusetts
Woodland Hills, California

Additional Information

SEC Form 10-K
A copy is available, at no charge, by sending a written request to:

Barbara A. Van Horn
Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
Fax (410) 345-3223

A copy is available on our Web site: www.troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, Minnesota 55075
(888) 648-8155
www.wellsfargo.com/shareownerservices

Send shareholder inquiries to:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Independent Registered Public Accounting Firm
KPMG LLP
Baltimore, Maryland

Annual Meeting
April 12, 2007
Hyatt Regency Hotel
300 Light Street
Baltimore, Maryland 21202

Board of Directors

Edward C. Bernard
Vice Chairman; and President, T. Rowe Price Investment Services

James T. Brady
Mid-Atlantic Managing Director, Ballantrae International Ltd.

J. Alfred Broaddus, Jr.
Retired President, Federal Reserve Bank of Richmond

Donald B. Hebb, Jr.
Managing General Partner, ABS Capital Partners

James A.C. Kennedy
Chief Executive Officer and President

Brian C. Rogers
Chairman, Chief Investment Officer and Portfolio Manager

Dr. Alfred Sommer
Dean Emeritus and Professor, Johns Hopkins Bloomberg School of Public Health

Dwight S. Taylor
President, COPT Development & Construction Services, LLC

Anne Marie Whittemore
Partner, McGuireWoods LLP

T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
(410) 345-2000
www.troweprice.com

T.RowePrice
INVEST WITH CONFIDENCE

END